SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

4Q12 and 2012 Results

March 2013

GOL Linhas Aéreas Inteligentes

Agenda

1. 2012 Highlights



www.voegol.com
GOL

2012 Highlights



Cost Reduction Initiatives

- ✓ Readjustment of fixed cost structure
- ✓ End of *Boeing* 737-300 operation from Webjet

Benefits for Customers

- ✓ Focus on service
  - Punctuality;
  - Remote Check-in
- ✓ Expansion of buy on board
- ✓ Launch of the special seat
- ✓ New Partners

Focus on Estrategy

- ✓ Streamlining Supply
- ✓ ABEAR Creation
- ✓ Webjet's integration
- ✓ New route network
- ✓ New international operation
- ✓ Announcement of the purchase order for 60 Boeing 737MAX (deliveries from 2018)
- ✓ Smiles

2. Domestic Market



Current Domestic Market Dynamic

Changes in Industry's Supply and Demand, YoY



March-April/2012
Rationalization begins
2013...
25%
21%
16%
14%
11%
7%
7%
6%
7%
0%
5%
-5%
-1%
-7%
-4%
-11%
2010
2011
1Q12
2Q12
3Q12
4Q12
jan/13
feb/13
Supply Growth (YoY)
Demand Growth (YoY)

Source: ANAC.

Three Major Players Following a Trend in Domestic Market

GOL has a key role in this movement

Variation in the Domestic Supply of the Three Major Players in a YoY Comparison



March-April/2012
Rationalization Begins
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
2010
2011
1T12
2Q12
3Q12
4Q12
Azul
TRIP
TAM
GOL

Source: ANAC.

For Azul-TRIP: data pro forma

Domestic Market

In 4Q12, industry supply decreased by 5.1%, unprecedented situation for the period

Operational Data		GOL	TAM	TRIP Azul	Avianca	*Industry*
2012 vs 2011	**ASK**	-5,4%	-1,1%	32,1%	82,3%	2,7%
	RPK	-3,8%	5,9%	31,1%	82,3%	6,8%
	Load Factor	+1,2 p.p	+4,8 p.p	-0,6 p.p	0,0 p.p	+2,8 p.p
4Q12 vs 4Q11	**ASK**	-15,5%	-4,1%	11,8%	70,6%	-5,1%
	RPK	-9,1%	12,0%	13,3%	77,2%	5,3%
	Load Factor	+5,0 p.p	+11,4 p.p	+1,0 p.p	+3,1 p.p	+7,5 p.p

Source: ANAC. For GOL considers pro forma operating data of Webjet in 2011. For Azul-Trip, pro forma data.

3. GOL’s Strategy



Rationalization Strategy of GOL's Supply

GOL continues to show a dynamic adjust in domestic supply in accordance with the market conditions

Domestic Market Supply (2013 vs 2012)



50.3
-5.4%
47.6
Around -7%
2011
2012
2013

In line with its strategy of streamlining domestic supply, the Company announces a **cut** in its domestic supply for **1H13** of between **-8% and -10%** and for the year of **2013** around **-7%**.

Source: ANAC. For GOL, it considers pro forma operational data of Webjet in 2011.

Rationalization Movement Results

Strategy of yields Recovery...

Yield (*R$ Cents*)


2013...
21.27
20.25
19.30
18.37
21.76
23.7
23.5
1.1%
2.5%
-0.3%
0.1%
2.3%
8%
17%
4Q11
1Q12
2Q12
3Q12
4Q12
jan/13
feb/13
Yield (R$ cents)
Yield Growth (YoY)

Rationalization Movement Results

...combined with the maximization of load factor

Domestic Load Factor



+1.3 p.p
65.7%
68.0%
-5.0 p.p
+2.6 p.p
70.3%
74.3%
+2.2 p.p
+5.0 p.p
70.7%
4Q11
1Q12
2Q12
3Q12
4Q12
Load Factor
Load Factor Growth
68.8%
69.5%
+0.7p.p
2M12
2M13

Source: ANAC.

Focus on PRASK(1)

- Rationalization of domestic supply results in a better competitive environment
- 11º consecutive month of PRASK growth (considering february's traffic data)
- In line with its rationalization strategy, the Company projects a **Double-Digit Growth for PRASK in 2013**

PRASK Growth (YoY, %)



Mar-April/ 2012
Beginning of Domestic Supply Adjustment
2013...
-0.3%
-5.0%
-3.5%
-2.5%
-1.9%
5.7%
3.4%
9.2%
10.0%
14.0%
1Q11
2Q11
3Q11
4Q11
1T12
2Q12
3Q12
4Q12
jan/13
feb/13

(1) PRASK = Passenger Revenue per Available Seat Kilometer

Readjustment of the Fixed Cost Structure

A new fixed cost structure was implemented to adjust the Company to the challenging environment for the brazilian airline industry

Number of Employees



-7,4%
20,525
20,548
18,966
18,356
17,676
16,363
9.3%
9.8%
1.5%
-1.3%
-13.9%
4Q11
1Q12
2Q12
3Q12
4Q12
03/01/13
Employees
Employees Variation YoY

Operational Efficiency

Even with a scenario of reducing costs, GOL became the most punctual airline in the market.

Punctuality



94%
+7.0 pp.
87%
2011
2012

GOL was the most punctual company in 2012. With a focus on operational efficiency, the Company achieved a punctuality rate of **94%**.

Operational Efficiency

New **FAST TRAVEL** concept contributes to an increase on GOL's operational efficiency at the major airports all over the country.

Remote Check-in

CGH	78%
SDU	83%
POA	73%

FAST TRAVEL concept

- ✓ Improve in operational signaling
- ✓ Increase in the number of kiosks
- ✓ Efficient Baggage handling
- ✓ Increased use of the remote check-in
- ✓ Line Reduction

Remote Check-in



38%
50%
58%
Dec/11
Dec/12
Feb/13
Best rate in GOL's History

4. Services


Q5

Focus on Services and Revenue Opportunities

- **Buy on Board** in more than 50% of the flights;
- **Special Seat** in SP-RIO;
- Development and Strengthening of **Smiles;**
- Operation to **Santo Domingo and the United States** (Miami and Orlando);
- New **Route Network;**
- Improved **Operation on Airports;**
- Ticket Sales at **Facebook;**
- **Cargo** Operation (GOLLOG).


Gol


Orlando, Florida




Santo
Domingo

Smiles



5. Smiles


www.voegol.com
GOL

Smiles S.A: GOL's New Business Unit


Gol Linhas Aéreas Inteligentes S.A.
VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.
Smiles S.A.
Webjet Linhas Aéreas
Operating
Non-Operating

2012 was an important year for the development of Smiles. **Today, the loyalty program is a subsidiary of GOL (Smiles S.A) with an independent administration management, focused on this business model.**

In February 2013, **Smiles S.A has filed a registration on CVM to proceed with the IPO. The Offer is subject to approval by the CVM and market conditions.**

Initiatives to Strengthen the Loyalty Program during 2012

1. Online Redemption Platform
2. Miles for Sale
3. Smiles Shopping
4. New Partners BR
5. Extension of its Benefits


Clients (million)
7.47
8.28
9.03
2010
2011
2012


Partners
142
123
153
2010
2011
2012

6. Financial Result



Q5

Main Factors that Influenced 2012 Results

- ✓ +18% growth in average **fuel** price over the year
- ✓ +17% **depreciation of the real** against the dollar (average for the period)
- ✓ Increase in **Airport Fee** of over +30%
- ✓ Brazilian GDP **Low Growth**
- ✓ Winding up of **Webjet's operations**
- ✓ **Impairment** of Varig´s brand

Financial and operational Indicators

Financial and operational Indicators	4Q12	4Q11	% Var.	2012	2011	% Var.
YIELD (cents R$)	**21.76**	21.27	2.3%	**19.68**	19.48	1.0%
PRASK (cents R$)	**15.17**	13.89	9.2%	**13.81**	13.33	3.6%
RASK (cent. R$)	**17.16**	15.53	10.5%	**15.63**	14.97	4.5%
CASK (cent. R$)	**20.05**	15.76	27.2%	**17.38**	15.45	12.5%
CASK ex-fuel (cent. R$)	**12.49**	9.40	32.9%	**10.16**	9.38	8.4%
CASK Adj. (cents R$)*	**18.46**	15.76	17.1%	**17.00**	15.45	10.0%
CASK ex-fuel Adjusted (cents R$)*	**10.90**	9.40	16.0%	**9.78**	9.38	4.3%
Average FX	**2.06**	1.80	14.2%	**1.95**	1.67	16.7%
Fuel Price/liter	**2.40**	1.98	21.0%	**2.26**	1.92	18.0%

In 4Q12, there was an extraordinary expenses of **R$ 196.7 million**. These entries refer to the **end of Webjet's operations and asset impairment**

*Excluding non recurring items

Results

Financial Highlights (R$MM)	2010	2011	2012	4T11	4T12
Net Operating Revenues (R$MM)	6,979	7,539	8,104	2,234	2,119
EBIT	698	(245)	(906)	(34)	(358)
EBIT Margin (%)	*10.0%*	*-3.2%*	*-11.2%*	*-1.5%*	*-16.9%*
EBITDAR (R$MM)	1,535	656	258	246	(44)
EBITDAR Margin (%)	*22.0%*	*8.7%*	*3.2%*	*11.0%*	*-2.1%*
Net Income	214	(752)	(1,513)	54	(447)
Net Margin (%)	*3.1%*	*-10.0%*	*-18.7%*	*2.4%*	*-21.1%*
Cash/Net Revenue (LTM)	29%	31%	20%	31%	20%
Total Gross Debt	3,741.1	4,991.4	5,191.2	4,991.4	5,191.2
Gross Debt(1) / EBITDAR (LTM)	5.0 x	13.0 x	37.6 x	13.0 x	37.6 x
Adjusted Net Debt(2) / EBITDAR (LTM)	3.7 x	9.4 x	31.4 x	9.4 x	31.4 x

Excluding extraordinary costs arising from the end of Webjet's operation and impairment (R$ 197M), the **EBIT margin of 4Q12 and 2012 reached -7.6% and -8.7%, respectively.**

(1) Gross Debt + operating lease expense (LTM) x 7
(2) Adjusted gross debt less cash and cash equivalents, short term investments and restricted cash

Financial Indicators

Excluding non recurring impacts
CASK R$18.46
CASK Ex-Fuel R$10.90


+10.5%
17.16
15.53
15.48
14.64
15.30
2,234
2,166
1,831
1,987
2,119
4Q11
1Q12
2Q12
3Q12
4Q12
Net Revenue (R$MM)
RASK (Cents of R$)


15.76
15.43
17.48
16.85
20.05
6.36
9.40
6.80
8.63
7,36
10.12
7,22
9.63
7,56
12.49
4Q11
1Q12
2Q12
3Q12
4Q12
CASK (Cents of R$)
CASK Ex-Fuel (Cents of R$)


-1.5%
7.3
4Q11
-33.9
1Q12
0.3%
2Q12
-19.4%
-354.6
3Q12
-10.1%
-200.7
0
-16.9%
-357.6
EBIT (R$MM)
EBIT Margin

Excluding non recurring impacts
R$-161 Million
(margin -7.6%)

Excluding non recurring impacts
R$153 Million
(margin 7.2%)


246.1
267.9
11.0%
12.4%
96.2
4.8%
-3.4%
4Q11
1Q12
2Q12
3Q12
-62.4
0
-43.7
-2.1%
EBITDAR (R$MM)
EBITDAR Margin

Focus still on Costs

Strengthening GOL's Competitive Advantage

CASK in US$ (cents) excluding fuel and adjusted by GOL's stage length

	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
GOL	4.9	5.0	5.3	5.5	5.5	4.7	5.1	4.7	**5.3***
LAN TAM	-	-	-	-	-	-	9.2	8.5	8.0
TAM	6.8	6.9	7.1	7.3	7.1	7	7.8	n.a	n.a
LAN	9.4	9.5	9.8	9.9	9.8	9.7	9.2	n.a	n.a
Southwest Airlines	5.1	5.1	5.1	5.1	5.3	5.6	5.4	5.8	5.7
Alaska Airlines	7.9	7.7	7.9	7.8	8.5	8.9	7.6	7.3	7.8
Copa Airlines	6.6	6.0	5.8	5.8	5.6	5.9	6	5.8	5.9
jetBlue Airways	6.0	6.1	5.8	5.6	5.9	6.3	6.1	5.9	6.2

*Does not include non recurring expenses on the 4Q12

Cash Position and Debt Profile

Amortization Schedule Debt on December 31, 2012 (R$MM)

Does not include interest and financial leasing

Financial Debt: R$3.1 Billion



Excludes US$200M Bond (due on 2023)
Waiver Debentures
115
252
34
93
676
261
429
258
1
967
2013
2014
2015
2016
2017
2018
2019
After 2019
Debt R$
Debt USD

Cash Position (R$ million)



31%
28%
24%
23%
20%
2.3
2.2
2.0
1.9
1.6
4Q11
1Q12
2Q12
3Q12
4Q12
Total Cash (R$MM)
Total Cash/Net Revenue (LTM)

7. Guidance 2013



Guidance

Company reaffirms its supply rationalization strategy for 2013

Guidance 2013	Min.	Max.
Brazilian GDP Growth	2.5%	3.0%
RASK Variation	Above or equal 10.0%	
GOL Domestic Capacity (ASK) variation	Around -7%	
CASK ex-fuel (R$ cents)	9.7	10.3
Average Exchange Rate (R$/US$)	1.95	2.05
EBIT margin	1%	3%

GOL is announcing a **reduction in domestic supply of between -8% and -10%** in the first half and a decrease up to -7% in the year, both in 12-month terms, in order to achieve **RASK growth of at least 10%** and recover operating margins.

The Company estimates a **positive operating result for the first quarter of 2013, higher than in the same period last year.**

8. Final Message



Final Remarks

- **Clear and frequent communication** of the Company's strategy to the market;
- **Commitment to implementing the strategy;**
  - Supply management
  - Smiles IPO
  - Competitive Advantage on Cost
  - Focus on Liquidity
  - Focus on expansion and improvement of **services.**


GOL

RECOVERY OF OPERATING MARGINS

Linhas aéreas inteligentes

GOL – Investor Relations

ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir